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Adam Oxner

Co-founder, CTO at MySwimPro

Ann Arbor, Michigan

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 MySwimPro, Inc.

 University of Michigan

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 500+ connections

A software engineer and entrepreneur with an affinity for mobile, web, and product development. I like to make things that help people!

Articles & activity

615 followers



MySwimPro on watchOS 5

 Adam Oxner
Published on LinkedIn

With the release of Apple's new operating system for Apple Watch, watchOS 5, we wanted to see if we could use the new OS to help us improve our Apple Watch app experience. We re-wrote our distance tracking algorithm and improved our UI to reflect our most common requests 1 ...see more

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 **MySwimPro is hiring an iOS developer! Message me if you kno...**
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Experience

MySwimPro, Inc.
4 yrs 4 mos

 **Co-founder, CTO**
Nov 2018 – Present · 4 mos
Greater Detroit Area

 **Co-founder, iOS Lead**
Nov 2014 – Nov 2018 · 4 yrs 1 mo
Greater Detroit Area

Lead development, product and design.

iOS Developer
Expedia, Inc.
Sep 2015 – Jun 2017 · 1 yr 10 mos

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apps. We developed 100% natively, and transitioned from Objective-C to Swift 3 in my time there.
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Software Engineer
Thomson Reuters
Jun 2014 – Aug 2015 · 1 yr 3 mos
Dexter, MI

Develop web and native Windows applications for tax and accounting firms. Working on the full stack: PostgreSQL databases, Web APIs in .NET, client-facing UI in AngularJS, to complicated calculations (taxes can be complicated) in C++/CLI.

Classroom Technical Support
University of Michigan
Mar 2012 – Apr 2014 · 2 yrs 2 mos
Ann Arbor, MI

Solve technical issues in classrooms.

Integrated Product Development Intern
Navistar Inc
Jun 2013 – Aug 2013 · 3 mos
Lisle, IL

Android development.

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Education

University of Michigan
Bachelor of Engineering (B.E.), Computer Science and Engineering
2010 – 2014
Activities and Societies: Men's Varsity Swim Team

Volunteer Experience

Weekly Volunteer
Michigan From The Heart
Sep 2010 – Apr 2014 • 3 yrs 8 mos
Children

Visit kids and their families at C.S. Mott Children's Hospital on Thursdays with other UM athletes.



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